MainStay Funds Trust

51 Madison Avenue

New York, NY 10010

February 24, 2012

VIA EDGAR

Ms. Mary Cole

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: MainStay Funds Trust (the “Registrant”)

Dear Ms. Cole:

This letter responds to comments that you provided telephonically on February 16, 2012 regarding the Schedule 14A for the Registrant filed on February 10, 2012.

Your comment and the Registrant’s response thereto are provided below. Each series of the Registrant included in the above filing is referred to as a “Fund”.

Comment 1: You asked us to revise our disclosure to indicate that any future change to a Fund’s investment objective would be disclosed to shareholders as described in that Fund’s prospectus.

Response: We have revised the disclosure as requested.

Please contact the undersigned at 973-394-4505 should you have any questions regarding this matter.

Sincerely,

/s/ Thomas C. Humbert

Thomas C. Humbert

Assistant Secretary

cc:	J. Kevin Gao

Sander M. Bieber